WOLLMUTH MAHER & DEUTSCH LLP

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03 JUL -3 7:21



03024301

July 1, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 5th Street NW
Washington, DC 20549

SUPPL

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed three copies each of announcements released to the London Stock Exchange as well as a corresponding transmittal letter. Two announcements were made on June17, 2003 and one announcement was made on June 18, 2003.

Please acknowledge your receipt of this information by date stamping a copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

By: 
Steven Anthony Behar
Authorized Representative

Enclosures

Cc: (without enclosures)
David H. Wollmuth

17 June 2003

NOTIFICATION OF DIRECTORS' INTERESTS

It has been confirmed today that on 16 June 2003, the following Directors were granted options under the Company's Executive Share Option Scheme at an option price of 297p per share. The options, which are exercisable between 3 and 10 years from the date of grant, are subject to performance criteria on exercise, details of which can be found in the Company's annual report and financial statements 2003.

NAME	NUMBER OF SHARES GRANTED	TOTAL NUMBER OF SHARES HELD UNDER OPTION FOLLOWING THIS NOTIFICATION
ROGER HOLMES	454,544	2,014,644
JUSTIN KING	235,690	749,978
DAVID NORGROVE	166,666	986,576
LAUREL POWERS-FREELING	235,690	784,259
ALISON REED	235,690	1,052,964

Issued: Wednesday, 18 June 2003

MARKS & SPENCER IN SALE & LEASEBACK AT GRACECHURCH STREET

Marks & Spencer today announces the sale of office and retail premises comprising 168 Fenchurch Street and 77 Gracechurch Street, EC3 to Gracechurch Property Limited, an XL Capital Ltd company.

Marks & Spencer will receive cash consideration of £114.7m from the sale of the property, which had a book value of £93m at 31 March 2003.

Marks & Spencer has taken a leaseback of the retail premises, which houses its Fenchurch Street store.

The site which was purchased from Barclays Bank in 1997 was formerly the Headquarter buildings for Barclays, and was successfully developed by Marks & Spencer to provide a major City store together with 124,000 sq ft. of prime office accommodation.

Chris Williams, Property Director at Marks & Spencer said: "The sale of the scheme, including the offices, to Gracechurch Property Limited, allows us to recognise the value of the underlying asset, while the leaseback enables us to retain our retail store, to service our city customers.

For further information, please contact:

Bella Pagdin Corporate Press Office 020 7268 1967

For background information, please go to the Media Centre on our website at www.marksandspencer.com/mediacentre

Marks and Spencer p.l.c.
Registered Office:
Michael House
Baker Street
London W1U 8EP
Registered No. 214436
(England and Wales)

18 June 2003

Dealing by Directors

It has been confirmed today that on 17 June 2003, the following directors purchased shares at a price of 309.59p per share registered in their own name:

Director	Number of ordinary shares purchased	Total number of ordinary shares held following notification
ROGER HOLMES	93,522	293,606
JUSTIN KING	42,413	67,288
DAVID NORGROVE	51,090	92,453
LAUREL POWERS-FREELING	57,787	67,468
VITTORIO RADICE	55,266	65,266
ALISON REED	58,288	142,397

These shares have been purchased under the Executive Share Matching Plan which was approved by Shareholders at the Annual General Meeting held on 10 July 2002. In return for investing their annual bonus in shares, participants have the opportunity of receiving a matching award of shares after three years, providing they have retained their initial investment and are still employed by the company. The maximum number of matching shares which may be awarded if the performance targets are met in full is:

Director	Maximum number of shares that may be awarded
ROGER HOLMES	396,279
JUSTIN KING	179,719
DAVID NORGROVE	216,483
LAUREL POWERS-FREELING	244,860
VITTORIO RADICE	234,181
ALISON REED	246,983